FatPipe, Inc.

392 East Winchester Street Suite 500

Salt Lake City, UT 84107

December 23, 2024

VIA EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Dave Edgar, Kathleen Collins, Charli Wilson, and Matthew Derby

Re:	FatPipe, Inc.
Amendment No. 3 to Registration Statement on Form S-1 Submitted December 6, 2024
File No. 333-280925

Dear Messrs. Edgar and Derby and Mses. Wilson and Collins:

On behalf of FatPipe, Inc. (the “Company,” “we,” “us,” or “our”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to us on December 19, 2024, regarding the Company’s Amendment No. 3 to the Registration Statement on Form S-1 submitted to the Commission on December 6, 2024.

For your convenience, the Staff’s comments have been restated below, followed in each case by Company’s responses. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 4 to the Registration Statement on Form S-1 (the “Amendment”). We have submitted the Amendment concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 3 to Registration Statement on Form S-1 filed December 6, 2024

Capitalization, page 29

1.	Please address the following as it relates to your revised Capitalization table disclosures in response to prior comment 1:

●	Explain the inclusion of “Other Current Assets – includes CDs” in your capitalization table or revise to remove such line item. In this regard, generally only investments with original maturities of three months or less qualify as cash and cash equivalents. Refer to ASC 210-10-20.
●	Rename the caption “Total Liabilities” as the amount disclosed here does not represent your total liabilities.

Response: In response to this comment, the Company respectfully advises the Staff that we have removed the line item “Other Current Assets – includes CDs” in the capitalization table on page 29 of the Amendment as requested by the Staff. Additionally, the Company has renamed the caption from “Total Liabilities” to “Total Notes Payable”, as requested by the Staff. These revisions have been made on page 29 of the Amendment.

Audited Consolidated Financial Statements for the Years Ended March 31, 2024 and 2023

Note 1(B) Significant Accounting Policies

Revenue recognition, page F-17

2.	You state in your response to prior comment 3 that revenue for support services is 6.97% of the contract value and revenue attributable to implementation services will be immaterial. Please clarify what the 6.97% represents and how it relates to the service revenues recognized, which appear to range from approximately 15% -26% of total revenue during the periods presented. In addition, explain your basis for concluding that implementation services are immaterial and in your response, tell us the amount of revenue related to implementation services for each period presented.

Response: Support Services. In response to this comment, the Company respectfully advises the Staff that revenue from technical support services provided to our customers ranges from 15%-26% of the Company’s total revenue. The revenue generated from technical support services is derived from two sources, as described on pages F-8 and F-18 of the Amendment and elaborated below.

The first source of revenue derived from technical support services is generated from a product contract, which includes support services over the contract term. The fees for these support services are paid by the customer over the term of the contract. The 6.97% referenced by the Staff reflects the percentage of the total value of contract that is specifically attributable to the standalone selling price of technical support services.

The second source of revenue derived from technical support services is generated from standalone service contracts, entered into after the initial sale of one our products under which the Company will provide its customers with technical supports services over a stipulated term. The fees for these standalone support services are paid by the customer based on the terms of the standalone contract.

As stated above, the aggregate revenue from support services has ranged from approximately 15%-26% of the Company’s total revenue over historical periods.

Implementation Services. In response to this comment, the Company respectfully advises the Staff that implementation services refer solely to services provided by the Company to configure our products to the customer’s network, which typically takes one-to-two hours per unit configured. Costs associated with implementation services are borne by the Company and not charged to the customer. No revenue is derived from implementation services.

For clarity, our Company is primarily product-based, and our revenue is primarily derived from selling such products, not providing implementation or support services. FatPipe is headquartered in the United States, and the Company makes software based on U.S. intellectual property, similar to Fortinet or Juniper.

We hope the above response clarifies the Staff’s comments. If the Staff has any further questions as it relates to implementation services, the Company would like to request a call with the Staff to clarify further, if needed.

We hope that we have answered all the queries from the Staff, and look forward to completing the Company’s initial public offering.

* * *

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at 801-560-2003 or Darrin Ocasio of Sichenzia Ross Ference Carmel LLP at 917-848-6325.

Sincerely,

FatPipe, Inc.

By:	/s/ Bhaskar Ragula
Chief Executive Officer

cc:	Darrin Ocasio, Esq.
Sichenzia Ross Ference Carmel LLP